GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

[redacted]

04045947

27 October 2004

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

New GKN PLC

SUPPL

Dear Sirs,

GKN plc
Purchase of own ordinary shares held in Treasury on 25 and 26 October 2004

For your information I enclose copies of the above announcements.

Yours faithfully,

S. DeRitter

pp **David Pavey**
Assistant Company Secretary

Encs

11/8

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 26 October 2004 it purchased 350,000 of its ordinary shares at a price of 214.2084p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 5,750,000 of its ordinary shares in Treasury and has a total of 729,676,741 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
26 October 2004

GKN plc

Purchase of own securities held in Treasury

GKN plc announces that on 25 October 2004 it purchased 750,000 of its ordinary shares at a price of 207.1632p per share from Cazenove & Co. Ltd. It is intended that these shares are held in Treasury.

Following the purchase, GKN plc holds 5,400,000 of its ordinary shares in Treasury and has a total of 730,022,960 ordinary shares (excluding Treasury shares) in issue.

Grey Denham
Company Secretary
25 October 2004